Exhibit 12.1

	Years Ended December 31,
	2005	2004	2003	2002	2001
Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(16,243,949)	$(22,437,499)	$(16,767,705)	$(13,479,841)	$(14,954,085)
Add:
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	482,996	361,798	269,786	219,660	5,870
Estimate of interest within rental expense	68,000	80,190	80,190	105,000	120,000
Total fixed charges	550,996	441,988	349,976	324,660	125,870
Subtract:
Interest capitalized during the period	(3,400)	(3,400)	(3,400)	101,810	—
Total subtractions	(3,400)	(3,400)	(3,400)	101,810	—
Loss as adjusted	(15,689,553)	(21,992,111)	(16,414,329)	(13,256,991)	(14,828,215)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Coverage Deficiency	16,240,549	22,434,099	16,764,305	13,581,651	14,954,085